UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 34)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$982,309,434.45	$91,060.08

*

The calculation of the Transaction Valuation is based on 66,849,225 shares of common stock, $1.00 par value per share (the “Shares”), of Southwest Gas Holdings, Inc. outstanding as of March 31, 2022, as disclosed by Southwest Gas Holdings, Inc. in its prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 11,906,781 Shares (reflecting 16,645,457 Shares, which reflects 24.9% of the total number of issued and outstanding Shares, less the 2,898,676 Shares and 1,840,000 cash settled swaps currently held by affiliates of the Offeror) and (B) $82.50, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $440,157	Filing Party: IEP Utility Holdings LLC
Form of Registration No.: Schedule TO	Date Filed: March 14, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 34 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $82.50 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), the Supplement to the Offer to Purchase, dated December 7, 2021 (the “December Supplement”), the Supplement to the Offer, dated May 9, 2022 (“May Supplement”), the Revised Letter of Transmittal (the “Revised Letter of Transmittal”), the Revised Notice of Guaranteed Delivery (the “Revised Notice of Guaranteed Delivery”), and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through Item 11

1. Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“On May 9, 2022, the Offeror mailed to the stockholders of Southwest Gas a Supplement to the Offer to Purchase, together with certain related documents, and issued a press release relating to the Offer. Copies of the Supplement to the Offer to Purchase and the press release are filed herewith as Exhibits (a)(1)(SS) and (a)(1)(XX), respectively, and are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Exhibit

(a)(1)(RR)	Letter to Stockholders, dated May 6, 2022 (filed herewith)

(a)(1)(SS)	Supplement to Offer to Purchase, dated May 9, 2022 (filed herewith)

(a)(1)(TT)	Revised Letter of Transmittal, dated May 9, 2022 (filed herewith)

(a)(1)(UU)	Revised Notice of Guaranteed Delivery, dated May 9, 2022 (filed herewith)

(a)(1)(VV)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2022 (filed herewith)

(a)(1)(WW)	Revised Letter to Clients, dated May 9, 2022 (filed herewith)

(a)(1)(XX)	Press Release, dated May 9, 2022 (filed herewith)

(d)(1)	Cooperation Agreement, dated as of May 6, 2022, among Southwest Gas Holdings, Inc., the Offeror and the other parties listed on the signature pages thereto (filed as Exhibit A to the Supplement to the Offer filed as Exhibit (a)(1)(SS) to this Schedule TO)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2022

IEP UTILITY HOLDINGS LLC

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

ICAHN ENTERPRISES L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Irene March
Name: Irene March
Title: Vice President

/s/ Carl C. Icahn
Carl C. Icahn